UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 4)*

General Finance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

369822101
(CUSIP Number)

November 23, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Ebb Tide Investments Limited
Magna Carta Life Insurance Ltd.
HFD Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ebb Tide Investments Limited, a Cayman limited company
Magna Carta Life Insurance Ltd., a Bermuda limited company
HFD Family Trust, a Cayman Islands Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER*

(i)	Ebb Tide Investments Limited: 0

(ii)	Magna Carta Life Insurance Ltd.: 0

(iii)	HFD Family Trust: 0

6.	SHARED VOTING POWER*

(i)	Ebb Tide Investments Limited: 1,369,336

(ii)	Magna Carta Life Insurance Ltd.: 1,369,336

(iii)	HFD Family Trust: 0

7.	SOLE DISPOSITIVE POWER*

(i)	Ebb Tide Investments Limited: 0

(ii)	Magna Carta Life Insurance Ltd.: 0

(iii)	HFD Family Trust: 0

8.	SHARED DISPOSITIVE POWER*

(i)	Ebb Tide Investments Limited: 1,369,336

(ii)	Magna Carta Life Insurance Ltd.: 1,369,336

(iii)	HFD Family Trust: 1,369,336

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,369,336 *

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
Not applicable.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.2%

12.	TYPE OF REPORTING PERSON
IC, OO (An international business company organized under the laws of the Cayman Islands), OO

*See Exhibit B for explanation of holdings.

Item 1(a).	Name of Issuer:

General Finance Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

39 East Union Street
Pasadena, California 91103

Item 2(a).	Name of Person Filing:

Ebb Tide Investments Limited
Magna Carta Life Insurance Ltd.
HFD Family Trust

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The address of Ebb Tide Investments Limited is New Providence Finance Center, East Bay Street, Nassau, Bahamas, PO Box CR-56766, Suite 1000

The address of Magna Carta Life Insurance Ltd. is PO Box 2078, Hamilton HM HX, Bermuda.

The address of HFD Family Trust is PO Box 847, Grand Cayman, Cayman Islands.

Item 2(c).	Citizenship:

Ebb Tide Investments Limited, a Cayman limited company
Magna Carta Life Insurance Ltd., a Bermuda limited company
HFD Family Trust, a Cayman Islands Trust

Item 2(d).	Title of Class of Securities:

Common stock, par value $.001 per share

Item 2(e).	CUSIP Number:

369822101

Item 3.	Not applicable.

Item 4.	Ownership. (See Exhibit B for explanation of holdings)

(a)	Amount Beneficially Owned: (as of January 1, 2012)

(1)	Ebb Tide Investments Limited: 1,369,336

(2)	Magna Carta Life Insurance Ltd.: 1,369,336

(3)	HFD Family Trust: 1,369,336

(b)	Percent of Class:

(1)	Ebb Tide Investments Limited: 6.2%

(2)	Magna Carta Life Insurance Ltd.: 6.2%

(3)	HFD Family Trust: 6.2%

c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(1)	Ebb Tide Investments Limited: 0

(2)	Magna Carta Life Insurance Ltd.: 0

(3)	HFD Family Trust: 0

(ii)	shared power to vote or to direct the vote

(1)	Ebb Tide Investments Limited: 1,369,336

(2)	Magna Carta Life Insurance Ltd.: 1,369,336

(3)	HFD Family Trust: 0

(iii)	sole power to dispose or to direct the disposition of

(1)	Ebb Tide Investments Limited: 0

(2)	Magna Carta Life Insurance Ltd.: 0

(3)	HFD Family Trust: 0

(iv)	shared power to dispose or to direct the disposition of

(1)	Ebb Tide Investments Limited: 1,369,336

(2)	Magna Carta Life Insurance Ltd.: 1,369,336

(3)	HFD Family Trust: 1,369,336

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 3, 2012
(Date)

Ebb Tide Investments Limited

By:	/s/ Millicent Clarke
Millicent Clarke, Director

Magna Carta Life Insurance Ltd.

By:	/s/ Colin James
Colin James, Director

HFD Family Trust

By:	/s/ Rick J. Pielago
Rick J. Pielago, Protector

EXHIBIT A TO
SCHEDULE 13G

The undersigned hereby agree that the attached Schedule 13G shall be filed with the Securities and Exchange Commission on behalf of each of the undersigned.

January 3, 2012
(Date)

Ebb Tide Investments Limited

By:	/s/ Millicent Clarke
Millicent Clarke, Director

Magna Carta Life Insurance Ltd.

By:	/s/ Colin James
Colin James, Director

HFD Family Trust

By:	/s/ Rick J. Pielago
Rick J. Pielago, Protector

EXHIBIT B TO
SCHEDULE 13G

HFD Family Trust (the "Trust") owns a variable life insurance policy (the "Policy") issued by Magna Carta Life Insurance Ltd., a Bermuda limited company ("Magna"). Magna, indirectly through a wholly-owned subsidiary, Ebb Tide Investments Limited, a Bahamas limited company (“Ebb Tide”), makes investments with amounts paid by the Trust under the Policy. The Trust has no power to direct voting of the shares of General Finance Corporation ("GFC") held by Ebb Tide.

As of January 1, 2012, Ebb Tide directly held 1,369,336 shares of GFC and 100,000 shares of common stock issuable upon exercise of warrants. Because the Trust may be deemed to have beneficial ownership of 1,369,336 shares of GFC, which represents approximately 6.2% of GFC's outstanding common stock.

Because Magna may be deemed to exercise voting and investment power over holdings of Ebb Tide, Magna may be deemed to have beneficial ownership of 1,369,336 shares of GFC's common stock held by Ebb Tide, approximately 6.2% of GFC's outstanding common stock.

The Trust disclaims any beneficial ownership in all of the shares beneficially owned by Ebb Tide, and this report shall not be deemed an admission by the Trust that such party is the beneficial owner of such shares for purposes of Section 16 or any other purpose.